UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

FOR IMMEDIATE RELEASE

Harmony Gold Registration statement declared effective by the SEC

JOHANNESBURG, SOUTH AFRICA — November 19, 2004 – Harmony Gold (NYSE: “HMY”; JSE: “HAR”) is pleased to announce that the United States Securities and Exchange Commission today declared the registration statement on Form F4, with respect to the Harmony consideration shares in the US offer, effective.

Harmony urges Gold Fields’ shareholders to accept the offer.

The offer is unconditional in all respects.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469
jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709
patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255
hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369
tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619
nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013
charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch +212 929 5500
proxy@mackenziepartners.com
Steve Balet +800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this press release. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this press release is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 22, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer